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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Estimated average burden
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-167786
XTO Energy Inc. Employees’ 401(k) Plan
(Exact name of registrant as specified in its charter)
5959 Las Colinas Boulevard Irving, Texas 75039-2298 (972) 444-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan interests in the XTO Energy Inc. Employees’ 401(k) Plan (the “Plan”) and Exxon Mobil Corporation Common Stock, without par value, purchasable pursuant to the Plan.
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:	0*

* Plan contributions may no longer be invested in the Exxon Mobil Corporation common stock fund and therefore Plan interests are exempt from registration.  Furthermore, Exxon Mobil Corporation has approved the merger of the Plan with and into the ExxonMobil Savings Plan, another defined contribution plan sponsored by Exxon Mobil Corporation.  As a result of such merger, the Plan and the interests therein will cease to exist.  Accordingly, this Form 15 has been filed to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

SEC 2069 (02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Pursuant to the requirements of the Securities Exchange Act of 1934, the XTO Energy Inc. Employees’ 401(k) Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	12/28/10	By:	XTO Energy Inc. Employees’ 401(k) Plan
		By:	/s/ Karen Wilson
Karen Wilson Plan Administrator

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.